SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1 )

                          TESORO PETROLEUM CORPORATION
- - ------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.16-2/3 per share
- - ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000881609101
- - ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Philip J. Hempleman
                           Ardsley Advisory Partners
                              646 Steamboat Road
                              Greenwich, CT 06830
                                (203) 629-0661
- - ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 7, 1996
- - ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                              Page 1 of 11 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,554,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,554,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,554,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.99%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 2 of 11 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Fund II, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        190,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        190,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            190,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.73%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 11 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Fund I, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        185,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        185,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            185,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.71%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 4 of 11 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Institutional Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        95,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        95,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            95,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.37%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 5 of 11 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,554,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,554,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,554,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.99%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                              Page 6 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby restated as follows:

This Amendment No. 1 to the Schedule 13D originally filed on April 15, 1996, relates to the shares of common stock, $0.16-2/3 par value (the "Shares"), of Tesoro Petroleum Corporation (the "Company").

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 is hereby restated as follows:

(a) This Schedule is filed on behalf of (i) Ardsley Advisory Partners, a Connecticut general partnership ("Ardsley"), with respect to (x) Shares owned by Ardsley Partners Fund II, L.P., Ardsley Partners Fund I, L.P. and Ardsley Partners Institutional Fund, L.P. (each a "Partnership" and collectively the "Partnerships"; such Shares being the "Partnership Shares") and (y) Shares held in other discretionary accounts managed by Ardsley (the "Discretionary Shares") and (ii) Philip J. Hempleman who, by virtue of his position as managing partner of Ardsley and general partner of the Partnerships, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Discretionary Shares and the Partnership Shares and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such Shares. Ardsley Partners I, a partnership in which Mr. Hempleman is the managing partner, is the other general partner of each Partnership. The Partnerships, Ardsley and Mr. Hempleman may be referred to herein as the "Reporting Persons".

        The other general partners of Ardsley and Ardsley Partners I are Douglas C. Floren, Kevin M. McCormack, Sean J. Thomann, David M. Gong, Marianne K. Dolan, Leonard Rauner, Thomas M. Kyle, Sanford B. Prater, Timothy R.
 McCollum and David D. May.


(b) The address of the principal place of business and principal office of each Reporting Person is 646 Steamboat Road,
Greenwich, CT 06830.

(c) The principal business of each Partnership is that of a private investment partnership, engaged in the purchase and sale of securities for investment for its own account. The principal business of Ardsley is that of a private investment firm and a registered investment adviser under the Investment Advisors Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and the investment funds to which it is the investment advisor. The principal occupation of Mr. Hempleman is as managing partner of Ardsley and the Partnerships. The principal occupation of each other individual general partner is as General Partner of Ardsley and Ardsley Partners I.

                              Page 7 of 11 Pages

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual referred to in Paragraph (a) above is a United States citizen. Ardsley is a general partnership formed under the laws of the State of Connecticut. Each Partnership is a limited partnership formed under the laws of Delaware.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby restated as follows:

      The net investment cost (including commissions, if any) of the Shares beneficially owned by Ardsley (exclusive of the Partnership Shares), Ardsley Partners Fund II, L.P., Ardsley Partners Fund I, L.P. and
Ardsley Partners Institutional Fund, L.P. is approximately $10,758,409.43, $1,823,341.30, $1,617,408.50 and $870,973.30, respectively.

      The Shares purchased by each of the Partnerships were purchased with the investment capital of the respective Partnership, and Discretionary Shares purchased by Ardsley were purchased with the investment capital of the respective discretionary accounts.

ITEM 4.   PURPOSE OF THE TRANSACTION.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

             (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on the number of outstanding Shares as of April 25, 1996, as reflected in the Schedule
14A of the Company filed with the Securities and Exchange Commission by the Company on April 29, 1996, equal to 25,927,724.

             As of the close of business on May 7, 1996:

                              Page 8 of 11 Pages

            (i) Mr. Hempleman owns directly no Shares. By reason of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"),
Mr. Hempleman may be deemed to own beneficially the 1,084,000 Discretionary Shares (constituting approximately 4.18% of the Shares outstanding), and the 470,000 Partnership Shares (constituting approximately 1.81% of the Shares outstanding and, together with the Shares held in discretionary accounts, 5.99%).

            (ii) Ardsley owns directly no Shares. By reason of the provisions of Rule 13D-3 of the Act, Ardsley may be deemed to own beneficially the 1,084,000 Discretionary Shares (constituting approximately 4.18% of the Shares outstanding), and the 470,000 Partnership Shares (constituting approximately 1.81% of the Shares outstanding and, together with the Discretionary Shares, 5.99%).

            (iii) Ardsley Partners Fund II, L.P. owns beneficially 190,000 Shares, constituting approximately 0.73% of the Shares outstanding.

            (iv) Ardsley Partners Fund I, L.P. owns beneficially 185,000 Shares, constituting approximately 0.71% of the Shares outstanding.

            (iv) Ardsley Partners Institutional Fund, L.P. owns beneficially 95,000 Shares, constituting approximately 0.37% of the Shares outstanding.

            (b) Mr. Hempleman has the shared power to vote 1,554,000 Shares, the sole power to vote no Shares, the shared power to dispose of 1,554,000 Shares and the sole power to dispose of no Shares. Each Partnership has the power to vote and dispose of the Share owned by it, which power may be exercised by the General Partner or investment manager of each such Partnership.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from April 4, 1996 until May 7, 1996 by Ardsley on behalf of discretionary accounts other than the Partnerships are set forth on Schedule A.
  All such transactions were effected through the New York Stock Exchange. During such period, none of the Partnerships entered into any transactions in the Shares.

            (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                              Page 9 of 11 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   May 7, 1996



                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    Managing Partner of
                                    Ardsley Advisory Partners

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund II, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund I, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Institutional Fund, L.P.

                                    /s/ PHILIP J. HEMPLEMAN
                                    Philip J. Hempleman






















                              Page 10 of 11 Pages

                                  Schedule A

Date of             Purchase(P)/      Number of            Price per
Transaction         Sale(S)           Shares               Share

5/03/96              S                170,000              10.61
5/06/96              S                80,000               10.511
5/07/96              S                35,000               10.375
5/07/96              S                331,000              10.413













































                              Page 11 of 11 Pages